Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No.: 333-142402

Certain information provided to the press by Triple-S Management Corporation

Triple-S Management Corporation (“TSM”) provided certain information to the press after its filing of a registration statement on Form S-1 (File No. 333-142402) with the SEC on April 27, 2007 in connection with a proposed initial public offering of common stock in TSM.

On May 2, 2007, TSM provided a written statement, titled “Statement made by Ramon Ruíz-Comas, President and CEO of Triple-S Management Corporation about the possible acquisition of La Cruz Azul de Puerto Rico,” to the San Juan Star newspaper. Contents of the statement were quoted in an article in the San Juan Star on May 4, 2007. The full text of the statement is as follows:

“At Triple-S we are constantly assessing, in a serious and responsible way, new business opportunities to develop our corporation. In this context, we have been assessing the possible acquisition of La Cruz Azul de Puerto Rico. This process is still underway and there is no final determination at the moment.

It is important to note that any acquisition on our part would be subject to the approval of regulatory agencies. Nevertheless, on the possible acquisition of La Cruz Azul de Puerto Rico, we do not have any further comments at this moment.

Triple-S is locally based company in Puerto Rico which has a clear commitment to continually work towards the best interest of our insured, providers, shareholders, clients and employees. Our objective is to serve our constituents within a strict code of ethics and to comply with all state and federal regulations.”

In addition, on May 3, 2007, in response to a telephonic inquiry from a member of the press, Ms. Nivea Silva, Senior Investor Relations Manager of TSM, made a statement concerning the proposed initial public offering and possible acquisition of La Cruz Azul de Puerto Rico. Portions of the statement were referenced in the May 4, 2007 San Juan Star article mentioned above.

Ms. Silva stated during the conversation that TSM had filed a registration statement on Form S-1 with the SEC and that the registration statement was currently under evaluation by the SEC. Ms. Silva indicated that because of SEC regulations, she could not offer any information beyond what is contained in the registration statement. Ms. Silva also stated that the proposed initial public offering and the possible acquisition of La Cruz Azul de Puerto Rico are independent processes that do not depend on one another.

TSM has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents TSM has filed with the SEC for more complete information about TSM and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, TSM, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-221-1037.